UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2011

Commission File Number: 001-10691

Diageo plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 December 2011

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Mr Walsh informs the Company of his beneficial interests.	Mr Menezes, a PDMR, informs the Company of his beneficial interests.
(01 December 2011)	(12 December 2011)

Announcement	Announcement
Mr Williams, a PDMR, informs the Company of his beneficial interests.	Company releases shares from treasury to satisfy grants made under employee share plans.
(01 December 2011)	(14 December 2011)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Mr Gosnell, a PDMR, informs the Company of his beneficial interests.
(02 December 2011)	(15 December 2011)

Announcement	Announcement
Mr Proctor, a PDMR, informs the Company of his beneficial interests.	Company releases shares from treasury to satisfy grants made under employee share plans.
(02 December 2011)	(16 December 2011)

Announcement	Announcement
Mr Schwartz, a PDMR, informs the Company of his beneficial interests.	Company releases shares from treasury to satisfy grants made under employee share plans.
(05 December 2011)	(19 December 2011)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company releases shares from treasury to satisfy grants made under employee share plans.
(05 December 2011)	(21 December 2011)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company releases shares from treasury to satisfy grants made under employee share plans.
(07 December 2011)	(23 December 2011)

Announcement	Announcement
Mr Wright, a PDMR, informs the Company of his beneficial interests.	Mr Menezes, a PDMR, informs the Company of his beneficial interests.
Mr Walsh informs the Company of his beneficial interests.	(28 December 2011)
(08 December 2011)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company releases shares from treasury to satisfy grants made under employee share plans.
(09 December 2011)	(28 December 2011)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company releases shares from treasury to satisfy grants made under employee share plans.
(12 December 2011)	(30 December 2011)

Announcement
Company notified of transactions in respect of the US Employee Stock Purchase Plan (“USESPP”) and Ms Mahlan and PDMRs inform the Company of their interests therein.
Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.
Dr Humer informed the Company of his beneficial interests.
(12 December 2011)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 10 February 2012	By: /s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:34 01-Dec-2011
Number	11133-5176

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received on 1 December 2011, under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification that on 1 December 2011, Paul Walsh, a director, exercised 150,000 options over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted under the Company's Senior Executive Share Option Plan ("SESOP"). The options were granted on 20 September 2005 at an exercise price of £8.15 per share.

Mr Walsh subsequently sold 145,000 Ordinary Shares on 1 December 2011, at a price per share of £13.63. He retains the balance of 5,000 Ordinary Shares.

As a result of the above transactions, the interests of Mr Walsh in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 681,492.

J Nicholls

Deputy Secretary

1 December 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:19 01-Dec-2011
Number	11518-FCC6

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 1 December 2011 that the following person discharging managerial responsibilities ("PDMR") had today received ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") upon the exercise of options under the Diageo UK Sharesave Scheme 2000, as follows:

Name of PDMR	Grant Date	Option Price	No. of Ordinary Shares

G Williams	13 October 2006	£7.45	2,197

As a result of this transaction, the interests of Mr Williams in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 198,716 (of which

6,288 are held as ADS).

J Nicholls

Deputy Company Secretary

1 December 2011

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:19 02-Dec-2011
Number	11518-D363

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 924,661 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 254,693,957Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,330,928.

John Nicholls

Deputy Company Secretary

2 December 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:05 02-Dec-2011
Number	11603-27D7

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 1 December 2011 that Tim Proctor, a person discharging managerial responsibility, exercised options on 29 November 2011 over 68,042 American Depositary Shares ("ADS")* under the Company's Senior Executive Share Option Plan ("SESOP") as

set out below:

No. of Ordinary Shares	Date of grant	Price per share

40,530	20 September 2005	$59.40

27,512	27 October 2008	$56.84

Mr Proctor subsequently sold 67,360 ADSs on 29 November 2011, at a price per share of $82.00. Mr Proctor retains the balance of 682 ADSs.

Mr Proctor sold a further 10,000 ADSs on 29 November 2011, as set out below:

No. of Ordinary Shares	Price per share

7,000	$82.288

3,000	$83.228

As a result of the above transactions, the interests of Mr Proctor in ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") and ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 29,263 ADS.

J Nicholls

Deputy Secretary

2 December 2011

*1 ADS is the equivalent of 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:28 05-Dec-2011
Number	11427-22A8

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 5 December 2011 that Larry Schwartz, a person discharging managerial responsibility, exercised options on 1 December 2011 over 14,668 American Depositary Shares ("ADS")* under the Company's Senior Executive Share Option Plan ("SESOP"). The options were granted on 27 October 2008 at an exercise price of $56.84 per share.

Mr Schwartz subsequently sold 13,668 ADSs on 1 December 2011, at a price per ADS of $85.85. Mr Schwartz retains the balance of 1,000 ADSs.

As a result of the above transactions, the interests of Mr Schwartz's in ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") and ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 8,970 ADSs.

J Nicholls

Deputy Secretary

5 December 2011

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:39 05-Dec-2011
Number	11437-153D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 147,759 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 254,546,198 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,478,687.

John Nicholls

Deputy Company Secretary

5 December 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:35 07-Dec-2011
Number	11435-E472

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 197,540 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 254,348,658 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,676,227.

John Nicholls

Deputy Company Secretary

7 December 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:01 08-Dec-2011
Number	11558-9F40

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

1. Diageo plc (the "Company") announces that it received notification that on 7 December 2011, Ian Wright, a person discharging managerial responsibility (`PDMR') director, exercised 35,050 options over ordinary shares of 28 101/ 108 pence each in the Company ("Ordinary Shares") granted under the Company's Senior Executive Share Option Plan ("SESOP"). The options were granted on 27 October 2008 at an exercise price of £8.77 per share.

Mr Wright subsequently sold 28,761 Ordinary Shares on 7 December 2011, at a price per share of £13.62. He retains the balance of 6,289 Ordinary Shares.

2. Diageo plc (the "Company") announces that it received notification that on 8 December 2011, Paul Walsh, a director, exercised 155,521 options over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted under the Company's Senior Executive Share Option Plan ("SESOP"). The options were granted on 20 September 2005 at an exercise price of £8.15 per share.

Mr Walsh subsequently sold 145,521 Ordinary Shares on 8 December 2011, at a price per share of £13.83. He retains the balance of 10,000 Ordinary Shares.

As a result of these transactions, the interests of the director and PDMR in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased as follows:

Name of Director	No. of Ordinary Shares

PS Walsh	691,492

Name of PDMR	No. of Ordinary Shares

I Wright	31,827

J Nicholls

Deputy Secretary

8 December 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:05 09-Dec-2011
Number	11404-3E14

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 77,130 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 254,271,528 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,763,957.

John Nicholls

Deputy Company Secretary

9 December 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:23 12-Dec-2011
Number	11322-660A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 23,504 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 254,248,024 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,787,461.

John Nicholls

Deputy Company Secretary

12 December 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:07 12-Dec-2011
Number	11605-56DA

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces:

1. that it received notification on 9 December that the following Director Persons Discharging Managerial Responsibilities ("PDMRs"), as participants in the dividend reinvestment programme connected with the US Employee Stock Purchase Plan (also known as the US Sharevalue Plan (the "USESPP")), received American Depository Shares ("ADS")* in respect of the Company's final dividend paid on 24 October 2011, as follows:

Name of Director	Number of ADSs

D Mahlan	55

Name of PDMR	Number of ADSs

G Ghostine	22

I Menezes	93

R Millian	40

T Proctor	56

L Schwartz	63

G Williams	21

The ADSs were purchased on 28 October 2011 at a price of $84.58 per ADS.

2. that it received notification on 9 December that the following PDMRs were granted an estimated number of options to subscribe for ADS under the USESPP to the following PDMRs:

		Estimated No	Grant
		of ADS	price per
Name of PDMR	Grant Date	granted	ADS	Exercisable

I Menezes	1 October 2011	305	$65.37	31 December 2012

R Millian	1 October 2011	305	$65.37	31 December 2012

T Proctor	1 October 2011	305	$65.37	31 December 2012

L Schwartz	1 October 2011	305	$65.37	31 December 2012

3.	that it received notification on 12 December 2011 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

i. the following directors of the Company were allocated Ordinary Shares on 12 December 2011 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

PS Walsh	14

D Mahlan	14

ii.	the following PDMRs were allocated Ordinary Shares on 12 December 2011 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	14

D Gosnell	14

J Grover	14

A Morgan	14

G Williams	14

I Wright	14

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £13.57.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

4. It received notification on 12 December 2011 from Dr FB Humer, a director of the Company, that he had purchased 611 Ordinary Shares on 12 December 2011 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £13.57.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	36,886

PS Walsh	691,506

D Mahlan	94,676 (of which 94,407 are held as ADS)

Name of PDMR	Number of Ordinary Shares

N Blazquez	55,748

G Ghostine	62,625 (of which 33,075 are held as ADS)

D Gosnell	79,722

J Grover	154,866

I Menezes	429,653 (of which 336,656 are held as ADS)

R Millian	10,612

A Morgan	150,754

T Proctor	29,319

L Schwartz	9,033

G Williams	198,816 (of which 6,376 are held as ADS)

I Wright	31,841

J Nicholls

Deputy Company Secretary

12 December 2011

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:10 12-Dec-2011
Number	11607-827D

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 12 December 2011 that Ivan Menezes, had on 6 December 2011, transferred 21,885 American Depository Shares in the Company ("ADSs")* held in a grantor retained annuity trust ("GRAT") to his own name. Mr Menezes is the grantor and sole trustee of the GRAT, and his two children are the beneficiaries.

Mr Menezes subsequently transferred 6,800 ADSs held in his GRAT to a trust account, of which his spouse is a trustee, also for the benefit of his children.

As a result of the above transaction the interests of Mr Menezes in ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") and ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) remain at 429,653 (of which 336,656 are held as ADS).

J Nicholls

Deputy Company Secretary

12 December 2011

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:12 14-Dec-2011
Number	11512-2548

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 37,341 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 254,210,683 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,824,802.

John Nicholls

Deputy Company Secretary

14 December 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:51 15-Dec-2011
Number	11451-826D

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 14 December 2011 that the following Person Discharging Managerial Responsibilities ("PDMR") had on 14 December 2011 transferred the below listed ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") held in his own name to his spouse:

Name of PDMR	Number of Ordinary Shares
transferred	to spouse

David Gosnell Mrs Susan Gosnell	7,362

The interests of the PDMR in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interest as potential beneficiary of the Company's Employee Benefit Trusts) are unchanged as a result of the above transaction.

J Nicholls

Deputy Company Secretary

15 December 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:44 16-Dec-2011
Number	11243-AFA2

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 53,387 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 254,157,296 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,878,189.

Paul Tunnacliffe

Company Secretary

16 December 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:42 19-Dec-2011
Number	11242-A15B

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 4,304 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 254,152,992 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,886,293.

John Nicholls

Deputy Company Secretary

19 December 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:53 21-Dec-2011
Number	11253-84B1

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,593 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 254,150,399 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,888,886.

Paul Tunnacliffe

Company Secretary

21 December 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:25 23-Dec-2011
Number	11123-5BF3

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 76,698 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 254,073,701 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,965,584.

Paul Tunnacliffe

Company Secretary

23 December 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:18 28-Dec-2011
Number	11017-9872

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that on 28 December 2011, I M Menezes, a Person Discharging Managerial Responsibilities ("PDMR"), acquired an interest in the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") (in the form of American Depositary Shares ("ADS")*) by way of a one-off award under the Company's Discretionary Incentive Plan ("DIP"), approved by shareholders on 14 October 2009. There are performance conditions attached to the release of this award under the DIP, and the award will vest, subject to achievement of the performance conditions, as shown below.

		Maximum percentage	Maximum percentage
Name of PDMR	Number of ADSs	vesting in 2014	vesting in 2015

I Menezes	16,063	40%	60%

*1 ADS is the equivalent of 4 Ordinary Shares.

J Nicholls

Deputy Company Secretary

28 December 2011

Company	Diageo PLC
TIDM	DGE
Headline	Treasury Stock
Released	12:38 28-Dec-2011
Number	11237-38B0

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 47,373 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 254,026,328 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,012,957.

John Nicholls

Deputy Company Secretary

28 December 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	10:59 30-Dec-2011
Number	11058-2138

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 154,333 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 253,871,995 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,500,167,290.

John Nicholls

Deputy Company Secretary

30 December 2011